Free Writing Prospectus Dated March 22, 2010
Registration Statement No. 333-155418-01
Filed Pursuant to Rule 433 of the Securities Act of 1933
FINAL TERM SHEET

Issuer:	Florida Power Corporation d/b/a Progress Energy Florida, Inc.

Supplemental Indenture:	Forty-Ninth, dated as of March 1, 2010

Format:	SEC Registered

Trade Date:	March 22, 2010

Settlement Date:	March 25, 2010

Joint Book-Running Managers:	Banc of America Securities LLC J.P. Morgan Securities Inc. Mitsubishi UFJ Securities (USA), Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC Citigroup Global Markets Inc. SunTrust Robinson Humphrey, Inc. Robert W. Baird & Co. Incorporated BB&T Capital Markets, a division of Scott & Stringfellow, LLC

Current Ratings Senior Secured Debt:	A1 (Negative Watch) (Moody’s); A- (Negative Outlook) (S&P); A+ (Negative Watch) (Fitch)

2020 Bonds

Security:	First Mortgage Bonds, 4.55% Series due 2020

Principal Amount:	$250,000,000

Date of Maturity:	April 1, 2020

Coupon:	4.55%

Interest Payment Dates:	Payable semi-annually in arrears on April 1 and October 1, beginning October 1, 2010

Public Offering Price:	99.943% of the principal amount thereof, plus no accrued interest to the date of payment and delivery.

Benchmark Treasury:	3.625% UST due on February 15, 2020

Benchmark Treasury Yield:	3.657%

Spread to Benchmark Treasury:	90 basis points

Re-offer Yield:	4.557%

Redemption Terms:	Optional — redeemable prior to maturity, in whole or in part, at the option of the Company at a make-whole redemption price (as defined and described in further detail in the Prospectus Supplement) using applicable treasury rate plus 15 basis points.

Special — redeemable prior to maturity, in whole but not in part, upon the occurrence of specific events, at the option of the Company at a make-whole redemption price (as defined and described in further detail in the Prospectus Supplement).

2040 Bonds

Security:	First Mortgage Bonds, 5.65% Series due 2040

Principal Amount:	$350,000,000

Date of Maturity:	April 1, 2040

Coupon:	5.65%

Interest Payment Dates:	Payable semi-annually in arrears on April 1 and October 1, beginning October 1, 2010

Public Offering Price:	99.583% of the principal amount thereof, plus no accrued interest to the date of payment and delivery.

Benchmark Treasury:	4.375% UST due on November 15, 2039

Benchmark Treasury Yield:	4.579%

Spread to Benchmark Treasury:	110 basis points

Re-offer Yield:	5.679%

Redemption Terms:	Optional — redeemable prior to maturity, in whole or in part, at the option of the Company at a make-whole redemption price (as defined and described in further detail in the Prospectus Supplement) using applicable treasury rate plus 20 basis points.

Special — redeemable prior to maturity, in whole but not in part, upon the occurrence of specific events, at the option of the Company at a make-whole redemption price (as defined and described in further detail in the Prospectus Supplement).
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov (and more specifically, at the URL link
http://sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000037637&owner=include). Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322, J.P. Morgan Securities Inc. collect at 1-212-834-4533 or Mitsubishi UFJ Securities (USA), Inc. collect at 1-212-405-7403.